UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

NYSE Notice Regarding Ex-Dividend

In connection with VimpelCom Ltd.’s previously disclosed dividend payment scheduled for June 2012, the New York Stock Exchange (the “NYSE”) today informed the company and announced that given the fact that the dividend is subject to additional Supervisory Board approval, VimpelCom American depositary shares (“ADSs”) will not be quoted “Ex-dividend” on the NYSE. The NYSE confirmed, however, that trades beginning May 30, 2012 will be without the value of the dividend.

As previously disclosed, the issue of the VimpelCom Ltd. dividend payment and the timing of the annual shareholder meeting will be considered by VimpelCom Ltd.’s Supervisory Board at its meeting scheduled for May 31, 2012. The record date for VimpelCom Ltd.’s shareholders entitled to receive the dividend has been set for June 1, 2012.

Press Release of OJSC VimpelCom

On May 28, 2012, OJSC “Vimpel-Communications” (“VimpelCom”) issued a Russian press release relating to the expanded injunction order issued by the Moscow Arbitration Court in connection with the previously announced claim by the Russian Federal Anti-monopoly Service. An English translation of OJSC VimpelCom’s press release is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

Press Release of OTH

On May 28, 2012, Orascom Telecom Holding S.A.E. (“OTH”) issued English and Arabic versions of its press release relating to the Algerian Court of Appeal’s confirmation of the previously disclosed judgment handed down by the Algerian Court of First Instance on March 28, 2012 against OTH’s subsidiary in Algeria, Orascom Telecom Algerie (“OTA”). The English version of OTH’s press release is included as Exhibit 99.2 to this Report.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to (i) the dividend payment scheduled for June 2012, (ii) the possible adverse impact of the expanded injunction order on OJSC VimpelCom and (iii) OTA’s plans regarding the Algerian Court of First Instance’s judgment against it and the Algerian Court of Appeal’s confirmation of the judgment. These forward-looking statements are based on the best assessment of management. The actual outcome may differ materially from these statements. There can be no assurance that the dividend will be paid as previously announced. Also, there can be no assurance that the continuation of the injunction or other actions by Russian government and judicial authorities, or the Algerian Court of Appeal’s confirmation of the Algerian Court of First Instance’s judgment against OTA or other actions by the Algerian government and judicial authorities, will not result in a material adverse impact on the business, financial condition and results of operations, including possible claims of default under certain debt instruments, of the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by VimpelCom Ltd. with the SEC, which risk factors are incorporated herein by reference. VimpelCom Ltd. disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Report, or to make corrections to reflect future events or developments.

Exhibits

Exhibit No.	Description of Exhibit

99.1	Press release issued by OJSC “Vimpel-Communications” on May 28, 2012 (English translation)

99.2	Press release issued by Orascom Telecom Holding S.A.E. on May 28, 2012 (English version)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 29, 2012

	By:	/s/ Jeffery David McGhie
	Name:	Jeffrey David McGhie
	Title:	General Counsel

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